Exhibit 99.5

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD REACHES FOR MILLION-OUNCE MARK IN 2014

London, 28 March 2014 - Randgold Resources aims to exceed one million ounces of consolidated* gold production in 2014 and is closing in on its long term goal of 1.2 million ounces by 2015, chief executive Mark Bristow says in the company’s 2013 annual report published today.

In 2013 Randgold increased production by 15% to 910 374 ounces at a reduced total cash cost of US$715/oz and Bristow said it was targeting a production increase of between 24% and 30% for this year, with costs coming down further to between US$650 and US$700 per ounce. The growth in production is expected to come from rising grades at the company’s flagship Loulo-Gounkoto complex in Mali, improved throughput at Tongon in Côte d’Ivoire, and the first full-year contribution from the recently commissioned Kibali in the Democratic Republic of Congo.

Bristow said the company’s management teams had closely scrutinised all mining plans to ensure that they were both optimal and deliverable, and that all operations would remain profitable at even lower gold prices.

“In the current market, our focus needs to be on profitability and not on maximising reserves. The priority is to replenish profitable ounces because we are increasing production as we access higher-grade ores,” he said. “Our objective is also to extend our 5 year rolling business plan to 10 years and l continue to look closely at all our projects against a range of gold price scenarios. In the meantime we have put in place a robust budget for 2014 and kept our five-year forecast intact.”

Given Randgold’s traditional commitment to growing through discovery and development, it would continue to invest substantially in exploration and had earmarked US$60 million for this purpose in 2014, he said.

Also in the annual report, chairman Philippe Liétard notes that in an industry in crisis, Randgold stood apart in 2013 by again producing profitable growth and continuing to secure its sustainability for years to come, even at lower gold prices.

Liétard said the successful commissioning of Kibali in one of the most remote regions in Africa, ahead of schedule and within budget, epitomises the qualities that made Randgold a great company: long-term vision and commitment; productive partnerships with host countries, communities and service providers; a high level of competence across the full range of technical financial and relationship disciplines; and a drive to deliver that was not daunted by even the most formidable challenges.

The 2013 annual report and accounts has been posted to shareholders and is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy of the 2013 annual report and accounts has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. A copy of the 2013 annual report and accounts will also be submitted to Randgold’s annual general meeting to be held on Tuesday 6 May 2014.

Once Randgold has filed its annual report on Form 20-F for the 12 months ended 31 December 2013 with the US Securities and Exchange Commission, which is expected to occur on Monday 31 March 2014, that report will also be available for viewing and/or downloading from Randgold’s website and at www.sec.gov.

* including equity share of joint ventures

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.